News Release

Alexco Reports Increased Production in Second Quarter of Calendar 2011

August 3, 2011 - Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) is pleased to report second quarter calendar 2011 production results from the Bellekeno mine in the Keno Hill Silver District, Yukon. Mill throughput increased by 4.9% and silver production increased by 3.8% over first quarter calendar 2011 performance, with lead and zinc production increasing 10.7% and 32.8% respectively.

Second Calendar Quarter Highlights

  Silver Production of 464,324 ounces

  Lead Production of 4,074,122 pounds

  Zinc Production of 1,770,159 pounds

Processed ore for the quarter was 18,928 tonnes at an average grade of 822 grams per tonne silver, 10.5% lead and 6.5% zinc. Mine production during the same period was 22,166 tonnes at an average grade of 958 grams per tonne silver, 11.5% lead and 6.4% zinc. Metallurgical recoveries for silver were 92.8%, with 89% of the silver reporting to the lead concentrate, while recoveries for lead in lead con and zinc in zinc con were 93.2% and 64.8% respectively. Significant improvements in zinc recovery were made compared to the performance in the first calendar quarter.

Alexco President and Chief Executive Officer Clynt Nauman said, “In early July, we reached the milestone of one million ounces of silver production since commissioning the Bellekeno mine during the fourth quarter of calendar 2010. During this second calendar quarter, we made steady progress on all fronts including mill throughput, ore tonnes mined, overall metal production and recoveries. A total of nine separate power outages resulted in a 15% reduction of mill throughput in June, but we are assessing alternatives for providing 100% independent electrical power generating capacity for the Bellekeno mine and mill during power outages. Although we continue to increase our daily mill throughput, the deferred production shortfall experienced in the second quarter requires revised production guidance for calendar year 2011, which the Company now estimates at between 2.2 million and 2.5 million ounces of silver.”

Average mill throughput during the quarter was 208 tonnes per day (tpd), with daily throughput highs in excess of 300 tpd. Mill throughput in July has been approximately 250 tpd, reflecting a significant reduction in the frequency of power outages over this past month. Work continues on increasing the mill throughput by optimizing the mill screening circuit and mill feed systems. Underground development work includes finalizing the paste backfill plant infrastructure as well as initiation of mechanized long-hole stoping in select areas of the Bellekeno mine. The longhole stopes will provide the majority of the ore for the mill in the last half of calendar 2011. At the end of June 2011, approximately 12,800 tonnes of broken ore stockpile was available, located both underground and on surface.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

As announced recently (see news release dated July 27, 2011 entitled “Alexco Announces Initial Resource Estimates for Lucky Queen and Onek”), resources have now been defined at Lucky Queen and Onek, increasing the total indicated resources defined at Alexco’s properties in the Keno Hill District by approximately 40%. As a result of this significant increase in estimated resources, advanced exploration work continues apace at Lucky Queen where rehabilitation of underground access is in progress, and at Onek where final decisions on placement of underground access will be completed this month. In other activity, exploration drilling is continuing and will likely be escalated in the third calendar quarter to further work to define potential new silver resources at Bermingham and Flame & Moth, as well as test additional areas and targets in the district.

The scientific and technical information about mine development and operations at the Bellekeno project and other Keno Hill District properties on which this news release has been based was prepared by or under the supervision of Thomas Fudge, P.E., Senior Vice President, Engineering and Corporate Development for Alexco. Mr. Fudge has reviewed this news release, and is a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Release of Financial Results for Fiscal Year 2011

The production results disclosed above pertain to the second quarter of calendar 2011, being the fourth quarter of Alexco’s fiscal year ending June 30, 2011. Full fiscal year-end results are expected to be released the week of September 12, 2011, with an accompanying conference call to review financial results, provide updates on additional work at the Lucky Queen and Onek properties as well as other exploration activity, and progress at the Bellekeno mine operations. Specific times and details for the conference call will be released at a later date.

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. Alexco's primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental consulting services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned consulting services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration and development activities; actual results of mining activities; actual results of consulting activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.